UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

KAISER ALUMINUM CORPORATION

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

483007704

(CUSIP Number)

December 31, 2010; April 30, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS VEBA for Retirees of Kaiser Aluminum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTION) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commonwealth of Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,080[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,080[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,080
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

[1]	See Item 4 for information regarding beneficial ownership as of December 31, 2010 and April 30, 2011.

Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Independent Fiduciary Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTION) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,520,080[1]
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,520,080[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,520,080
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[1]	See Item 4 for information regarding beneficial ownership as of December 31, 2010 and April 30, 2011.

Page 3 of 7 Pages

EXPLANATORY NOTE

This Amendment No. 3 on Schedule 13G is being filed to amend the Schedule 13G filed on July 24, 2006, as amended by Amendment No. 1 on Schedule 13G filed on February 12, 2007 and Amendment No. 2 on Schedule 13G filed on February 16, 2010, and to report the beneficial ownership of common stock, $0.01 par value per share (“Common Stock”), of Kaiser Aluminum Corporation (the “Company”) by the reporting persons at December 31, 2010 and April 30, 2011.

Item 1	(a)	Name of Issuer:

Kaiser Aluminum Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

27422 Portola Parkway, Suite 200 Foothill Ranch, California 92610-2831

Item 2	(a)	Name of Person Filing:

VEBA for Retirees of Kaiser Aluminum

Independent Fiduciary Services, Inc.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

VEBA for Retirees of Kaiser Aluminum c/o The Bank of New York Mellon, as Trustee for the VEBA for Retirees of Kaiser Aluminum One BNY Mellon Center, 500 Grant Street, Suite 1935 Pittsburgh, PA 15258

Independent Fiduciary Services, Inc. 805 15th Street, NW, Suite 1120 Washington, D.C. 20005

Item 2	(c)	Citizenship:

VEBA for Retirees of Kaiser Aluminum: Commonwealth of Pennsylvania

Independent Fiduciary Services, Inc.: State of Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2	(e)	CUSIP Number:

483007704

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Page 4 of 7 Pages

Item 4.	Ownership.

At December 31, 2010, there were 3,523,980 shares of Common Stock beneficially owned by VEBA for Retirees of Kaiser Aluminum (“VEBA”) and Independent Fiduciary Services, Inc. (“IFS”), representing approximately 18.3% of the shares of Common Stock outstanding on that date. At April 30, 2011, there were 2,520,080 shares of Common Stock beneficially owned by VEBA and IFS, representing approximately 13.1% of the shares of Common Stock outstanding on April 21, 2011. Percentages are based on 19,214,451 shares of Common Stock outstanding at December 31, 2010, as reported in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, and 19,268,791 shares of Common Stock outstanding at April 21, 2011, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

IFS is an independent fiduciary of VEBA. Pursuant to the VEBA for Retirees of Kaiser Aluminum Trust Agreement dated as of December 2, 2010 (the “Trust Agreement”) and the Independent Fiduciary, Co-Named Fiduciary and Investment Consultant Engagement Letter effective as of December 2, 2010 (the “Engagement Letter”), IFS, as the independent fiduciary, has discretionary authority with respect to the disposition and voting of the shares of Common Stock beneficially owned by VEBA. Under the Trust Agreement, VEBA has the right to replace IFS as its independent fiduciary. IFS is controlled by Samuel W. Halpern and Francis X. Lilly, who also may be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by IFS.

VEBA:

(a) Amount beneficially owned:

2,520,080

(b) Percent of class:

13.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,520,080

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,520,080

IFS:

(a) Amount beneficially owned:

2,520,080

(b) Percent of class:

13.1%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

2,520,080

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

2,520,080

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

THE BANK OF NEW YORK MELLON, SOLELY IN ITS CAPACITY AS TRUSTEE FOR THE VEBA FOR RETIREES OF KAISER ALUMINUM TRUST (AS DIRECTED BY THE NAMED FIDUCIARY), AND NOT IN ITS INDIVIDUAL CAPACITY

Date:	May 9, 2011	By:	/s/ Bernadette T. Rist
Bernadette T. Rist, Authorized Signatory

INDEPENDENT FIDUCIARY SERVICES, INC.

Date:	May 9, 2011	By:	/s/ Richard F. Schmidt
Richard F. Schmidt, Executive Vice President and CFO

Page 6 of 7 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that Amendment No. 3 to Schedule 13G (“Amendment No. 3”) being filed with the Securities and Exchange Commission to report their beneficial ownership of shares of common stock of Kaiser Aluminum Corporation, a Delaware corporation, shall be filed on behalf of each of the undersigned, and that this Joint Filing Agreement shall be included as an exhibit to Amendment No. 3. Pursuant to Rule 13d-1(k)(1)(ii), each person filing this Amendment No. 3 is responsible for the timely filing of this Amendment No. 3 and any amendments thereto, and for the completeness and accuracy of the information contained therein concerning itself, and is not responsible for the completeness or accuracy of the information concerning the other filing persons unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

THE BANK OF NEW YORK MELLON, SOLELY IN ITS CAPACITY AS TRUSTEE FOR THE VEBA FOR RETIREES OF KAISER ALUMINUM TRUST (AS DIRECTED BY THE NAMED FIDUCIARY), AND NOT IN ITS INDIVIDUAL CAPACITY

Date:	May 9, 2011	By:	/s/ Bernadette T. Rist
Bernadette T. Rist, Authorized Signatory

INDEPENDENT FIDUCIARY SERVICES, INC.

Date:	May 9, 2011	By:	/s/ Richard F. Schmidt
Richard F. Schmidt, Executive Vice President and CFO

Page 7 of 7 Pages

EXHIBIT B

BNY MELLON

Patricia A. Bicket

Vice President and Secretary, The Bank of New York Mellon

I, the undersigned, PATRICIA A. BICKET, SECRETARY of THE BANK OF NEW YORK MELLON, a New York banking corporation with trust powers (the “Bank”) having its principal office at One Wall Street, New York, New York 10286, DO HEREBY CERTIFY that the following individual is a duly qualified Authorized Signer for the Bank who signs as follows:

Paragraphs B2, E, H and J

Bernadette T. Rist

/s/ Bernadette T. Rist

I FURTHER CERTIFY that as of this date she has been authorized to sign on behalf of the Bank in discharging or performing her duties in accordance with the limited signing powers provided under Section 6.3 of the By-laws of the Bank and the paragraphs indicated above of the signing authority resolution of the Board of Directors of the Bank.

Attached hereto are true and correct copies of excerpts of the By-laws of the Bank and the signing authority resolution which have not been amended or revised since October 12, 2010 and are in full force and effect.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the seal of The Bank of New York Mellon this 7th day of March, 2011.

/s/ Patricia A. Bicket
Secretary

SIGNING AUTHORITIES

Extracts from By-Laws of

THE BANK OF NEW YORK MELLON

ARTICLE VI

As Amended through October 12, 2010

SECTION 6.1 [Intentionally Omitted]

SECTION 6.2 Senior Signing Powers. The Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President and any Executive Vice President is authorized to accept, endorse, execute or sign any document, instrument or paper in the name of, or on behalf of, the Bank in all transactions arising out of, or in connection with, the normal course of the Bank’s business or in any fiduciary, representative or agency capacity and, when required, to affix the seal of the Bank thereto. In such instances as in the judgment of the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President or any Executive Vice President may be proper and desirable, any one of said officers may authorize in writing, including email and other forms of electronic communication or approval, from time-to-time any other officer to have the powers set forth in this section applicable only to the performance or discharge of the duties of such officer within his or her particular division or function. Any officer of the Bank authorized in or pursuant to Section 6.3 to have any of the powers set forth therein, other than the officer signing pursuant to this Section 6.2, is authorized to attest to the seal of the Bank on any documents requiring such seal.

SECTION 6.3 Limited Signing Powers. In such instances as in the judgment of the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President, or any Executive Vice President may be proper and desirable, any one of said officers may authorize in writing, including email and other forms of electronic communication or approval, from time to time any other officer, employee or individual to have the limited signing powers or limited power to affix the seal of the Bank to specified classes of documents set forth in a resolution of the Board applicable only to the performance or discharge of the duties of such officer, employee or individual within his or her division or function.

SECTION 6.4 Powers of Attorney. All powers of attorney on behalf of the Bank shall be executed by any officer of the Bank jointly with the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President, any Executive Vice President, any Senior Vice President or any Managing Director, provided that the execution by such Senior Vice President or Managing Director of said Power of Attorney shall be applicable only to the performance or discharge of the duties of such officer within his or her particular division or function. Any such power of attorney may, however, be executed by any officer or officers or person or persons who may be specifically authorized to execute the same by the Board of Directors and, at foreign branches only, by any two officers provided one of such officers is the Branch Manager.

SECTION 6.5 Auditor. The Chief Auditor or any officer designated by the Chief Auditor is authorized to certify in the name of, or on behalf of the Bank, in its own right or in a fiduciary or representative capacity, as to the accuracy and completeness of any account, schedule of assets, or other document, instrument or paper requiring such certification.

SIGNING AUTHORITY RESOLUTION

Pursuant to Section 6.3 of the By-laws

Adopted August 11, 2009, Effective as of October 9, 2009

WHEREAS, The Bank of New York Mellon (the “Bank”) seeks to implement an electronic system of requesting, granting and tracking signature authority (“Electronic Authorized Signature System”) for the Bank, its subsidiaries and affiliates; and

WHEREAS, the Bank maintains an Authorized Signatures Policy which outlines the necessary procedures to initiate or change signing authority for officers and certain non-officers of the Bank, its subsidiaries and affiliates; and

WHEREAS, the By-Laws of each corporation govern the signing authority for that particular entity; and

WHEREAS, Section 6.3, Limited Signing Powers, of the By-Laws of the Bank makes reference to a resolution of the Board (the “Resolution”) which sets forth categories of limited signing powers which may be delegated by the Chief Executive Officer, the President, any Vice Chairman, any Senior Executive Vice President or any Executive Vice President to any other officer, employee or individual; and

WHEREAS, in connection with the implementation of the Electronic Authorized Signature System, management is recommending amendments to the Resolution with respect to revising or adding certain signing authority categories; and

WHEREAS, the Office of the Secretary maintains the current authorized signature database and will maintain the Electronic Authorized Signature System upon implementation; and

WHEREAS, implementation of the Electronic Authorized Signature System and the effective date of the following Resolution shall be a date determined by the Office of the Secretary (the “Effective Date”).

NOW, THEREFORE, BE IT:

RESOLVED, that the Resolution of the Board, referred to in Section 6.3 of the By-Laws of the Bank be, and it hereby is, amended in its entirety, to read as follows:

RESOLVED, that, pursuant to Section 6.3 of the By-laws of The Bank of New York Mellon authority be, and hereby is, granted to the Chairman, the President, any Vice Chairman of the Board, any Senior Executive Vice President, or any Executive Vice President, in such instances as in the judgment of any one of said officers may be proper and desirable, to authorize in writing from time-to-time any other officer, employee or individual to have the limited signing authority set forth in any one or more of the following paragraphs applicable only to the performance or discharge of the duties of such officer, employee or individual within his or her division or function:

(A) All signing authority set forth in paragraphs (B) through (I) below except Level C which must be specifically designated.

(B1) Individuals authorized to accept, endorse, execute or sign any bill receivable; certification; contract, document or other instrument evidencing, embodying a commitment with respect to, or reflecting the terms or conditions of, a loan or an extension of credit by the Bank; note; and document, instrument or paper of any type, including stock and bond powers, required for purchasing, selling, transferring, exchanging or otherwise disposing of or dealing in foreign currency, derivatives or any form of securities, including options and futures thereon; in each case in transactions arising out of, or in connection with, the normal course of the Bank’s business.

(B2) Individuals authorized to endorse, execute or sign any certification; disclosure notice required by law; document, instrument or paper of any type required for judicial, regulatory or administrative proceedings or filings; and legal opinions.

(C1) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in excess of $500,000,000 with single authorization for all transactions.

(C2) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in excess of $500,000,000*.

(C3) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $500,000,000.

(C4) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount in excess of $100,000,000 but not to exceed $500,000,000*.

(C5) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $100,000,000.

(C6) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $10,000,000.

(C7) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $5,000,000.

(C8) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $1,000,000.

(C9) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $250,000.

(C10) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $50,000.

(C11) Authority to accept, endorse, execute or sign or effect the issuance of any cashiers, certified or other official check; draft; order for payment of money; check certification; receipt; certificate of deposit; money transfer wire; and internal transfers resulting in a change of beneficial ownership; in each case, in an amount up to $5,000.

*	Dual authorization is required by any combination of senior officer and/or Sector Head approved designee for non-exempt transactions. Single authorization required for exempt transactions.

(D1) Authority to accept, endorse, execute or sign any contract obligating the Bank for the payment of money or the provision of services in an amount up to $1,000,000.

(D2) Authority to accept, endorse, execute or sign any contract obligating the Bank for the payment of money or the provision of services in an amount up to $250,000.

(D3) Authority to accept, endorse, execute or sign any contract obligating the Bank for the payment of money or the provision of services in an amount up to $50,000.

(D4) Authority to accept, endorse, execute or sign any contract obligating the Bank for the payment of money or the provision of services in an amount up to $5,000.

(E) Authority to accept, endorse, execute or sign any guarantee of signature to assignments of stocks, bonds or other instruments; certification required for transfers and deliveries of stocks, bonds or other instruments; and document, instrument or paper of any type required in connection with any Individual Retirement Account or Keogh Plan or similar plan.

(F) Authority to accept, endorse, execute or sign any certificate of authentication as bond, unit investment trust or debenture trustee and on behalf of the Bank as registrar and transfer agent.

(G) Authority to accept, endorse, execute or sign any bankers acceptance; letter of credit; and bill of lading.

(H) Authority to accept, endorse, execute or sign any document, instrument or paper of any type required in connection with the ownership, management or transfer of real or personal property held by the Bank in trust or in connection with any transaction with respect to which the Bank is acting in any fiduciary, representative or agency capacity, including the acceptance of such fiduciary, representative or agency account.

(I1) Authority to effect the external movement of free delivery of securities and internal transfers resulting in changes of beneficial ownership.

(I2) Authority to effect the movement of securities versus payment at market or contract value.

(J) Authority to either sign on behalf of the Bank or to affix the seal of the Bank to any of the following classes of documents: Trust Indentures, Escrow Agreements, Pooling and Servicing Agreements, Collateral Agency Agreements, Custody Agreements, Trustee’s Deeds, Executor’s Deeds, Personal Representative’s Deeds, Other Real Estate Deeds for property not owned by the Bank in its own right, Corporate Resolutions, Mortgage Satisfactions, Mortgage Assignments, Trust Agreements, Loan Agreements, Trust and Estate Accountings, Probate Petitions, responsive pleadings in litigated matters and Petitions in Probate Court with respect to Accountings, Contracts for providing customers with Bank products or services.

(N) Individuals authorized to accept, endorse, execute or sign internal transactions only, (i.e., general ledger tickets); does not include the authority to authorize external money movements, internal money movements or internal free deliveries that result in changes of beneficial ownership.

(P1) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in excess of $10,000,000.

(P2) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $10,000,000.

(P3) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $5,000,000.

(P4) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $1,000,000.

(P5) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $250,000.

(P6) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $100,000.

(P7) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $50,000.

(P8) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $25,000.

(P9) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $10,000.

(P10) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $5,000.

(P11) Authority to approve the payment of valid expenses as incurred to meet the obligations of the Bank, excluding salary and other employee directed benefit payments; in each case, in an amount up to $3,000.

RESOLVED, that any signing authority granted pursuant to this resolution may be rescinded by the Chairman, the President, any Vice Chairman of the Board, any Senior Executive Vice President, or any Executive Vice President and such signing authority shall terminate without the necessity of any further action when the person having such authority leaves the employ of the Company.